Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132936-14
July 8, 2008

Subscription until July 25, 2008

Digital-Plus ProNotes® ¡ Linked to a basket of the BRIC Currencies vs. USD ¡ Due July 30, 2010 | 100% Principal Protection	Offering Period Closes on: July 25, 2008

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates.  Before you invest, you should read this summary together with the pricing supplement No. I1 subject to completion dated July 8, 2008, product supplement No. 3IIC dated July 8, 2008, prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the product supplement and prospectus supplement, which set forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at: http://www.sec.gov/Archives/edgar/data/1053092/000104746908008034/a2186733z424b2.htm

Indicative Terms July 8, 2008 (Subject to Change)
Digital-Plus PRONOTES OVERVIEW

Digital-Plus ProNotes® (or “ProNotes” or “securities”) allow investors to receive at maturity 100% principal protection, a 10% digital coupon if the performance of a basket of BRIC Currencies vs. USD is between 0% and 10%, plus 100% Participation in the performance of the basket if the basket returns more than 10%.  The return on the securities has no caps, calls or averaging.

INDICATIVE PRODUCT TERMS:

Security Codes:	CUSIP: 22546KCF5 / US22546KCF57	Basket Return:	• If the Final Basket Level is > 1.00 but less
Issuer:	Credit Suisse Nassau Branch		than or equal to 1.10, the Basket Return will equal 0.10.
Distributor:	Credit Suisse Securities (USA) LLC		• If the Final Basket Level is >1.10, the
Aggregate Amount:	USD TBD		Basket Return will equal the percentage
Denomination:	Minimum initial purchase of U.S. $1,000 per ProNote and integral multiples of U.S. $1,000 thereafter		increasein the basket level, calculated as follows: (Final Basket Level - Initial Basket Level) / Initial Basket Level
Principal Protection:	100.00% at maturity		• If the Final Basket Level is < 1.00 the Basket Return will equal zero
Initial Basket Level:	1.0
Final Basket Level:	The sum, for each Exchange Rate, of:	Redemption Amount	You will receive a redemption amount in cash at
	• (x) 0.25, the weighting of the Exchange Rate in the underlying basket; and	at Maturity:	maturity that will equal the principal amount of your securities multiplied by the sum of 1 + Basket Return
	• (y) (a) the reference level of such Exchange Rate on the Valuation Date divided by (b) the	RELEVANT DATES:
	initial level of such Exchange Rate	Offering Period:	Expected to close on July 25, 2008 @ 11:00am EST
		Trade Date:	Expected to be July 25, 2008
		Settlement Date:	Expected to be July 31, 2008
		Valuation Date:	Expected to be July 26, 2010
		Maturity Date:	Expected to be July 30, 2010 subject to postponement if a market disruption event occurs on the valuation date

UNDERLYING BASKET (BRIC Currencies vs. USD):

	Exchange Rate	Description	Weighting	Fixing Source	Fixing Time
1	BRL	Brazilian real	25%	“Ask” Price on Bloomberg: BZFXPTAX <CURNCY>	6:00pm, New York
2	RUB	Russian ruble	25%	http://www.cme.com/prd/fx/ruble-rate.html	12:30pm, Moscow
3	INR	Indian rupee	25%	Bloomberg: INRRATE <CURNCY>	2:30pm, Mumbai
4	CNY	Chinese yuan	25%	Reuters Page ABSIRFIX01	9:15am, Beijing

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Product Snapshot

Who Should Invest in the Digital-Plus ProNotes®?

¡              Investors who are conservatively bullish on the Brazilian real, Russian ruble, Indian rupee, and the Chinese yuan against the US Dollar and are looking to benefit from 100% capital protection and 100% basket upside over a medium-term time frame.

¡              Investors receive at least a 10% return over a short term time frame as long as the Basket Return is positive; otherwise investors receive only their initial investment.

Hypothetical Upside Scenario:

¡              On the maturity date, the underlying basket has appreciated and the final basket level is positive.  In this case, investors will receive their initial investment plus a minimum 10% return, or, if the final basket level increased by more than 10%, 100% of the appreciation of the final basket level.

Hypothetical Downside Scenario:

¡              On the maturity date, the underlying basket has declined and the Basket Return is less than 1.  In this case, investors will receive only their initial investment.  This may not be enough to compensate an investor for any loss in value due to inflation and other factors relating to the value of money over time.

*Hypothetical scenarios are neither indicators nor guarantees of future performance of the basket or the securities.  Actual results will vary, perhaps materially, from the hypothetical analysis.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Investment Considerations

A purchase of the ProNotes involves risks.  This section summarizes certain additional risks relating to the ProNotes.  We urge you to read the following information about these risks, together with the information in the preliminary pricing supplement dated July 8, 2008, the product supplement dated July 8, 2008, the prospectus supplement dated March 24, 2008 and the prospectus dated March 24, 2007.

The ProNotes do not pay interest.  We will not pay interest on the ProNotes.  Even if the payment at maturity exceeds the principal amount of the ProNotes, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities and the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

There may be little or no secondary market for the ProNotes.  The ProNotes will not be listed on any securities exchange.  We cannot assure you that a secondary market for the ProNotes will develop.  CSSU currently intends to make a market in the ProNotes, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The liquidity, trading value and amounts payable under the securities could be affected by the actions of the governments of the United States and of the originating country (or countries) of the currencies underlying the basket.  Exchange rates of many countries are “floating,” meaning that they are permitted to fluctuate in value relative to other currencies, including the U.S. dollar. However, governments of other countries, including China, from time to time, do not allow their currencies to float freely in response to economic forces.

Exchange rates may fluctuate over time.  Over the term of the securities, the U.S. dollar exchange rates for the reference currencies may fluctuate significantly and may at all times prior to the valuation date be greater than or less than the relevant rate of exchange on the date the securities are priced for initial sale.

The U.S. federal income tax consequences of the securities are uncertain.  No ruling is being requested from the Internal revenue Service, or the IRS, with respect to the securities and we cannot assure you that the IRS or any court will agree with the tax treatment described under “Certain United States Federal Income Tax Considerations” in the product and pricing supplements.

There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent, basket creator, and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.

The market price of the ProNotes may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ProNotes and the price at which CSSU may be willing to purchase or sell the ProNotes in the secondary market, including:

•              The current level of the basket.

•              Interest and yield rates in the market.

•              The volatility of the basket.

•                                          Economic, financial, political and regulatory or judicial events that affect the Exchange Rates or the U.S. dollar or the economics of Brazil, Russia, India, China or the United States.

•              The time remaining to the maturity of the ProNotes.

•              Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

@ 2008 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com